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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               AMENDMENT NO. 2*


                       First Allen Parish Bancorp, Inc.
                       --------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   317938108
                        ------------------------------
                                (CUSIP Number)

Mr. Jonathan Brooks                   Richard A. Goldberg, Esq.
450 Park Avenue                       Shereff, Friedman, Hoffman & Goodman, LLP
28th Floor                            919 Third Avenue
New York, New York 10022              New York, New York 10022
(212) 891-2129                       (212) 758-9500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 31, 1997
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
CUSIP No.     317938108                             Page 2 of 4 Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Jonathan Brooks
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           25,600
    BENEFICIALLY    -----------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING     -----------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           25,600
                    -----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER
                                        0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        25,600
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        9.7%
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14       TYPE OF REPORTING PERSON*
                                        IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 4



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                         SCHEDULE 13D AMENDMENT NO. 2
                       FIRST ALLEN PARISH BANCORP, INC.

                  This Amendment No. 2 to the Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed on October 12, 1996 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D filed on October 24, 1996, filed by Jonathan Brooks (the "Reporting Person") relating to the common stock, par value $.01 per share, (the "Common Stock") of First Allen Parish Bancorp, Inc. (the "Issuer"). Capitalized terms used herein and not defined shall have the meaning assigned thereto in the Schedule 13D. The principal executive office of the Issuer is 222 South Tenth Street, Oakdale, Louisiana 71463.

Item 2.           Identity and Background.

                  Item 2 is amended and restated in its entirety to read as follows:

                  The Reporting Person is a private investor whose address is 450 Park Avenue, 28th Floor, New York, NY 10022. The Reporting Person is a United States citizen.

                  During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.

                  Item 3 is amended and restated in its entirety to read as follows:

                  The source of the funds used by the Reporting Person to purchase the Common Stock was personal funds. The aggregate amount of funds used by the Reporting Person to purchase all of the shares of Common Stock beneficially owned by him is $339,145.50.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is amended and restated in its entirety to read as follows:

                  (a) The Reporting Person is the beneficial owner of an aggregate of 25,600 shares of Common Stock, which represents 9.7% of the outstanding Common Stock of the Issuer. The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of January 29, 1997 there were 264,506 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996.

                  (b) The Reporting Person has the sole power to vote and direct the disposition of the 25,600 shares of Common Stock beneficially owned by him.


                                    Page 3

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                  (c) The following transactions were conducted by the
Reporting Person during the past sixty days:

         1. On March 31, 1997, the Reporting Person purchased 2,100 shares of Common Stock at a net price per share of $16.53 in an over the counter transaction.

         2. On March 31, 1997, the Reporting Person purchased 3,500 shares of Common Stock at a net price per share of $16.625 in an over the counter transaction.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

                  (e) Not applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1997


                                                  /s/ Jonathan Brooks
                                                  --------------------------
                                                  Jonathan Brooks



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